Exhibit 4

March 13, 2017

Board of Directors

Lifetime Brands, Inc.

1000 Stewart Avenue

Garden City, NY 11530

Re: Notice of Acquisition Proposal

Members of the Board:

Mill Road Capital Management LLC and its affiliated funds (“Mill Road”) are long time stockholders of Lifetime Brands, Inc. (the “Company”), first purchasing shares in 2011. As of March 10th, 2017, Mill Road owned in excess of 10% of the Company and had a cost basis of approximately $13.50 per share.

As one of the Company’s largest stockholders, we have always been highly impressed with the Company and its management team. We think Jeff Siegel has done an outstanding job as CEO and leads a strong and deep bench of talented people.

Accordingly, Mill Road is pleased to submit an offer to acquire all shares of the Company’s stock at a cash price of $20.00 per share. This price represents a premium of 37.5% to the closing price on March 10th, 2017, of $14.55, and is a premium to any price at which the stock has closed since 2008.

Mill Road is a private investment firm focused on investing in and partnering with publicly-traded micro-cap companies. Over the last several years, we believe that Mill Road has completed more going private transactions with these companies than any other firm. We know the Company well and are prepared to commence negotiation of definitive agreements and business, financial, and legal due diligence immediately. We expect that with the cooperation of the Company the period required to complete our due diligence will be brief. Needless to say, this offer is not binding on Mill Road; binding legal obligations of Mill Road and the Company will be created only through execution and delivery of definitive agreements.

382 Greenwich Avenue, Suite One ● Greenwich, CT 06830 ● (203) 987-3500

400 Oyster Point Boulevard, Suite 534 ● South San Francisco, CA 94080 ● (650) 273-5775

You may contact me directly at (203) 987-3504 or Justin Jacobs at (203) 987-3505. I look forward to discussing our proposal at your earliest convenience.

Sincerely,

Mill Road Capital Management LLC

By:	/s/ Scott Scharfman
Scott Scharfman
Management Committee Director